Exhibit 99.6

NICE Releases End-to-End, Dedicated GDPR Compliance Solution for Contact Centers

The solution simplifies the implementation of better data governance processes to support contact centers in their efforts to comply with the requirements of the regulation

Hoboken, N.J., Date XX, 2017 – NICE (Nasdaq:NICE) today announced the release of the GDPR Compliance Center, its groundbreaking mission-specific solution for meeting the requirements of the European Union’s new General Data Protection Regulation (GDPR) in the contact center. The NICE solution streamlines the implementation of mechanisms for the adequate processing of private data recorded in order to achieve greater transparency.

The GDPR (Regulation EU 2016/679), which will be implemented on the 25th of May 2018, is the most significant and broad reform to data protection law in 20 years, with impact globally on all organizations processing EU subjects data.  Organizations who fail to comply will be subjected to large fines.

Designed to provide actionable intelligence for proactive and corrective action aligned with the principles of the GDPR, NICE’s solution offers a one-of-a-kind answer to the challenges faced by organizations globally in their efforts to comply with the regulation. This is done by simplifying the implementation of a “privacy by design” approach, through the monitoring of their data governance practices.

NICE GDPR Compliance Center includes dedicated dashboards that monitor data governance processes and notify users on potential breach or vulnerabilities. It also comprises Do-It-Yourself capabilities to promptly and securely satisfy the request of their customers to exercise their “right to be forgotten” and “right to access” or data portability. Based on NICE’s market-leading Engage recording solution, this tailored GDPR compliance offering, also allows for the recording and verification of customer consent to ensure that no sensitive data is stored. Furthermore, it addresses the security aspects of the regulation with sophisticated media encryption, dedicated anonymization processes and authorization controls, to ensure that access to sensitive data is strictly limited.

A specific GDPR oriented component of the NICE Compliance Center platform, the new offering supports a wide array of solutions for record keeping, PCI DSS, MiFID II consumer protection and privacy regulations, including HIPAA, SEC-17, CFPB, and more.

Miki Migdal, President of the Enterprise Product Group for NICE:
“As privacy becomes a customer experience differentiator, and driven by the risk of heavy fines, complying with GDPR is a huge concern for our customers worldwide. NICE GDPR Compliance Center offers a unique solution that leverages our market-leading recording and analytics technologies to ensure companies can easily meet the new regulatory requirements. With the best-of-breed NICE compliance software at their fingertips, IT teams, contact center agents and compliance officers alike can rest assured they are fully prepared ahead of the changes GDPR is set to bring about.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.